Exhibit (a)(2)

Recommendation Statement of

Portugal Telecom, SGPS, S.A.

Relating to the Offer to Purchase for Cash

All Ordinary Shares held by U.S. Holders and

All American Depositary Shares of

Portugal Telecom, SGPS, S.A.

by

Sonae, SGPS, S.A., Sonaecom, SGPS,
S.A., and Sonaecom, B.V.

This Recommendation Statement (the “Statement”) relates to an unsolicited cash tender offer in the United States for all of the outstanding shares, nominal value €0.35 per share (the “Shares”), of Portugal Telecom, SGPS, S.A. (“PT” or the “Company”), held by U.S. holders (defined as security holders resident in the United States pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares (“ADSs”) representing ordinary shares of the Company.  The offer in the United States (the “U.S. Offer”) was made by Sonae, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonae”), Sonaecom, SGPS, S.A. (“Sonaecom”), a sociedade anónima organized under the laws of Portugal, and Sonaecom, B.V., a private limited company organized under the laws of The Netherlands and a wholly owned subsidiary of Sonaecom (“Sonaecom, B.V.”).  Simultaneously with the U.S. Offer, Sonaecom and Sonaecom, B.V. are offering in Portugal to purchase for cash all of the Shares, excluding Shares held by U.S. holders, and all of the class A shares, nominal value €0.35 per share, of the Company, at the same price as offered for the Shares in the U.S. Offer (together with the U.S. Offer, the “Offer”).

This Statement contains forward-looking statements based on management’s current expectations or beliefs.  These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.  Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  These statements reflect PT’s current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that PT cannot assure you that the forward-looking statements contained in this Statement will be realized.  You are cautioned not to put undue reliance on any forward-looking information.

Item 1.           Subject Company Information.

(a)           The name of the subject company is Portugal Telecom, SGPS, S.A., a public company organized under the laws of Portugal. The address of the Company’s registered and principal executive offices is Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal, and the telephone number at such office is +351 21 500 1701. The Company is registered with the Lisbon Commercial Registry Office as a corporation with the number 503 215 058.

(b)           The class of securities to which this Statement relates is the Company’s ordinary shares, nominal value €0.35 per share (including ADSs, each representing one ordinary share) (the “Shares”).  As of September 30, 2006, there were 1,128,856,500 Shares outstanding, and the Company’s aggregate share capital amounted to €395,099,775.

Item 2.           Identity and Background of Filing Person.

The Company is the filing person.  The name, business address and business telephone number of the Company are set forth in Item 1 above, which information is incorporated herein by reference.  The Company maintains a website at www.telecom.pt. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Offer, as set forth under “Introduction” above, which information is incorporated herein by reference.  The Offer is under the terms described in a Tender Offer Statement on Schedule TO (the “Schedule TO”), dated January 16, 2007, filed by Sonae, Sonaecom and Sonaecom, B.V. (collectively, the “Offerors”) with the U.S. Securities and Exchange Commission (the “SEC”).  According to the Schedule TO, the Offer will expire at 11:30 a.m., New York City time, on March 9, 2007, unless the Offerors extend the Offer.  The Offerors have offered €9.50 per Share to U.S. holders of Shares, payable in euros, and have offered the U.S. dollar equivalent of €9.50 per ADS, payable in U.S. dollars (less any currency exchange costs or withholding taxes), in each case in cash.

Concurrently with its announcement of the Offer, Sonaecom announced a tender offer for all the outstanding ordinary shares of the Company’s subsidiary PT MULTIMÉDIA - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PTM”) for €9.03 per ordinary share.  Sonaecom will commence the tender offer for shares of PTM simultaneously with the Offer.

The Schedule TO states that the registered office of (1) Sonae is Lugar do Espido, Via Norte, 4471-909 Maia, Portugal, (2) Sonaecom is Lugar do Espido, Via Norte, 4471-909, Maia, Portugal and (3) Sonaecom, B.V. is De Boelelaan, 7, 1083 HJ, Amsterdam, The Netherlands.

Item 3.           Conflicts of Interest.

Except as described in this Statement, to the knowledge of PT, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest, between PT or its affiliates and (1) PT, its executive officers, directors or affiliates or (2) the Offerors, their executive officers, directors or affiliates.

(a)                                  Directors and Executive Officers

(1)                                 Share Ownership of Directors and Executive Officers

If the directors and executive officers of PT who own Shares were to exchange such shares in the Offer, they would receive the same consideration for their Shares as the other shareholders who accept the

Offer.  The following table provides the number and percentage of ordinary shares that PT’s directors and executive officers may be deemed to beneficially own.

	As of December 31, 2006
		Percent of
		ordinary shares
	Ordinary shares	outstanding
Directors
Henrique Manuel Fusco Granadeiro (1)	150	*
Zeinal Abedin Mahomed Bava (2)(3)	63,236	*
Rodrigo Jorge de Armindo Costa (2)	―	―
Luís Miguel da Fonseca Pacheco de Melo (2)	45	*
João Pedro Amadeu Baptista (2)	―	―
António Aleixo Claudino Caria (2)	486	*
Rui Pedro Barroso Soares (2)	50	*
Franquelim Garcia Alves (4)	10,024,660	0.9%
António Pedro de Carvalho Viana Baptista(5)	112,484,651	9.96%
Fernando Henrique Viana Soares Carneiro	―	―
Nuno de Almeida e Vasconcellos (6)	34,012,746	3.0%
Luís Filipe Rolim de Azevedo Coutinho	―	―
João Manuel de Mello Franco (3)	13,308	*
Joaquim Aníbal Brito Freixial de Goes(7)	87,736,614	7.77%
Fernando Abril-Martorell Hernandez	—	—
Gerald S. McGowan	—	—
Amílcar Carlos Fereira de Morais Pires (8)	87,736,323	7.77%
Francisco Teixeira Pereira Soares	—	—

*                                       Less than 0.01%.

(1)           Chairman and chief executive officer.

(2)                                  Member of the Executive Committee.

(3)                                  Joint ownership with spouse.

(4)                                  These shares are owned by Cinveste, SGPS, S.A., for which Mr. Franquelim Garcia Alves acts as a director and an executive officer, and may be deemed to be beneficially owned by Mr. Garcia Alves.  Mr. Garcia Alves disclaims beneficial ownership of the shares held by Cinveste, SGPS, S.A.

(5)                                  Includes (1) 10,825 Shares held directly by Mr. António Pedro de Carvalho Viana Baptista and (2) 112,473,826 Shares held by Telefónica, S.A. that may be deemed to be beneficially owned by Mr. Viana Baptista.  Mr. Viana Baptista is a member of the Executive Committee of the Board of Directors of Telefónica, S.A.  Mr. Viana Baptista disclaims beneficial ownership of the shares held by Telefónica, S.A.

(6)                                  Ongoing Strategy Investments, SGPS, S.A., for which Mr. Nuno de Almeida e Vasconcellos acts as a Chairman of the Board of Directors and which is 99.99% owned by members of his family, holds a total of 22,600,000 Shares, equivalent to 2.002% of PT’s outstanding Shares.  In addition, Insight, SGPS, S.A., a company 99.99%-owned by Ongoing Strategy Investments, SGPS, S.A., holds a total of 11,412,746 Shares, equivalent to 1.011% of PT’s outstanding Shares.

(7)                                  Includes (1) 2,437 Shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 87,734,177 Shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes.  Mr. Freixial de Goes is a member of the Executive Committee of the Board of Directors of Banco Espírito Santo.  Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(8)                                  Includes (1) 2,146 Shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 87,734,177 Shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires.  Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo.  Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

	As of December 31, 2006
		Percent of
		ordinary shares
	Ordinary shares	outstanding
Jorge Humberto Correira Tomé (9)	―	―
Armando António Martins Vara (10)	57,740,600	5.11%
Thomaz de Mello Paes de Vasconcellos	—	—

Executive Officers Who Are Not Directors
Luís Sousa de Macedo	575	*
Francisco Nunes	95	*
Carlos Cruz	—	—
Nuno Prego	40	*
Nuno Machado	—	—
António Robalo de Almeida	—	—
Rita Sampaio Nunes	90	*
Miguel Amaro	40	*
Abílio Martins	552	*
Luís Moura	90	*
Rogério Henriques	—	—

(9)                                  Mr. Jorge Humberto Correira Tomé is is the Chief Executive Officer of Caixa Banco de Investimento, a 99.7%-owned subsidiary of Caixa Geral de Depósitos, which holds 57,740,600 Shares, or approximately 5.11% of the outstanding Shares, of the Company.

(10)                            Shares held by Caixa Geral de Depósitos, which may be deemed to be beneficially owned by Mr. Armando António Martins Vara.  Mr. Vara is a member of the Executive Committee of the Board of Directors of Caixa Geral de Depósitos.  Mr. Vara disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos.

(2)                                 Compensation of Directors and Executive Officers

In the year ended December 31, 2005, we paid aggregate compensation of €10.8 million to our directors and €4.8 million to our executive officers who are not directors.  Of the total amount of compensation paid to directors and executive officers in 2005, €5.3 million and €2.1 million, respectively, was based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group.  In the six months ended June 30, 2006, we paid aggregate compensation of €14.1 million to our directors and our executive officers who are not directors, including payments to directors who left our board of directors in 2006.

Five of our directors and executive officers also participate in the Portugal Telecom pension plan or related plans on the same basis as other employees or former employees who participate in the plan.  Three of those persons have begun to receive retirement benefits under the plan, and amounts were accrued in respect of retirement benefits for the other two members.

In 2005, our executive officers and those of our directors who are employees of Portugal Telecom were given the chance, like all eligible employees of PT, to acquire 40 shares of PT, subject to the same terms and conditions applicable to all employees.  Eligible employees who could prove that they had kept the shares similarly allotted to them in 2003 and 2004 had the right to acquire a premium of five additional shares for each such year.

The Chairman of our Board of Directors and certain members of our Executive Committee are parties to contracts that entitle them to receive the equivalent of between one and two years’ salary (and, in some cases, variable compensation) if they are not reelected to those offices, the most recent of which was signed in April 2006 and provides for two years’ salary.  In return, those parties agree not to compete with the Company for a specified period following the time they cease to hold office with the Company.  In addition, if the Company terminates any such person without cause, the person has the right to receive the salary (and, in some cases, variable compensation) that he would have received if he had completed his three-year term.  A form of management agreement is filed as Exhibit (e) to this Statement.

(b)                                  Relationship Between PT and the Offerors and Their Respective Affiliates

Except as provided below, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between PT and the Offerors or their respective affiliates.

According to the Schedule TO, the Offerors beneficially own 11,291,657 Shares, representing approximately 1.0% of the Company’s outstanding share capital.  In addition, PT and its affiliates are party to various agreements and arrangements with the Offerors and their affiliates in the ordinary course of business on commercially reasonable terms, including agreements relating to interconnection between the telecommunications services operated by PT and those operated by Sonaecom, leased lines, ADSL services and other matters.

Item 4.           The Solicitation or Recommendation.

(a)                                  Recommendation Against the Offer

On January 12, 2007, Sonaecom filed final tender offer materials relating to the Offer with the Comissão do Mercado de Valores Mobiliários, the Portuguese Securities Commission (“CMVM”).  On January 16, 2007, the Offerors filed the Schedule TO with the SEC relating to the Offer.

PT’s Board of Directors has carefully reviewed the terms and conditions of the Offer, as reflected in the Schedule TO and the materials filed by Sonaecom with the CMVM, and has consulted with PT’s senior management and its financial and legal advisors regarding the Offer.

The Board of Directors strongly recommends that PT’s shareholders REJECT the Offer and DO NOT TENDER their Shares pursuant to the Offer.

(b)                                  Reasons

Among other reasons, the Board of Directors of PT believes that shareholders should reject the Offer because:

•                  The Offer of €9.50 per share does not fully reflect PT’s standalone value.  Sonaecom is offering no premium to take control of PT, and the offer price implies a significant discount to precedent change of control multiples in the European telecommunications industry.  The Offer price implies no value ascribed to the Brazilian cellular telecommunications business (Vivo) and PT’s other international businesses.  PT also believes that Sonaecom’s claim regarding the deterioration of PT’s performance is misleading, as PT’s performance is in line with guidance.

•                  PT shareholders are not getting any share of the synergy value benefit, as Sonaecom is not offering to pay PT’s shareholders for any of the synergies resulting from the merger, as approved by the Portuguese Competition Authority.  The takeover of PT would give Sonaecom extensive market dominance, with light remedies, creating valuable synergies.  Sonaecom is refusing to pay PT’s shareholders for the significant synergy value created by the merger.

•                  PT’s management has a track record of effective execution.

•                  PT will offer more value to its shareholders through a superior strategy and execution.

PT expects to deliver shareholder remuneration in the form of:

•                  PTM Spin-Off:  the distribution of PTM ordinary shares to PT shareholders, at a ratio of 4 PTM ordinary shares per 25 PT ordinary shares, representing value of €1.8 billion, based on the price of PTM ordinary shares of €9.86 on January 10, 2007, as explained more fully in Item 7.

•                  Additional Cash Remuneration:  cash remuneration to shareholders of €3.5 billion during the period 2006-2008, as explained more fully in Item 7 (which item is incorporated herein by reference).

In addition to the proposed PTM spin-off and shareholder remuneration, PT’s value-enhancing strategy includes the following elements:

•                  Wireline business:  PT’s management continues its successful execution, as evidenced by its results for the nine months ended September 30, 2006, driving broadband market shares while maintaining wireline Average Revenues Per User (ARPU).  Also, the implementation of triple play services in Portugal testifies that PT continues to be at the forefront of product and technological development.

•                  Mobile business:  PT has accelerated the deployment of third-generation (3G) services and the adoption of new technologies, with a focus on regaining market share in key segments like corporate and youth.  In addition, anticipating customers’ needs and market evolution, PT has launched its convergent fixed-mobile offering, Casa T, providing a strong value proposition for Portuguese consumers.  More importantly, PT’s recent results demonstrate that its efforts to enhance market share and profitability are achieving success.

•                  International businesses:  PT expects to retain its focus on the Vivo business and PT’s African investments.  PT expects to concentrate on Vivo value creation and operating performance enhancements.  PT believes Vivo’s announced capital expenditure plan to overlay a GSM network is on track and that the refocus on retention and loyalty programs is already showing signs of success.  PT’s investments continue to add value to PT, and PT intends to preserve the flexibility to monetize certain of these assets and/or seek complementary value-creating opportunities.

PT’s management is delivering on its cost cutting initiatives, having achieved €32 million of operating expense savings in the first nine months of 2006 while maintaining capital expenditures and working capital under tight control.  PT’s pension fund contributions have also provided, and are expected to continue to provide, operational benefits, and PT has previously announced an extraordinary contribution of €1 billion over the period 2006-2008 to fund post retirement obligations.

The above description of the information and factors considered by the Board of Directors in respect of the Offer is not intended to be exhaustive.  In view of the variety of factors considered, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation.

(c)                                  Intent to Tender.

To the knowledge of the Company, each director, executive officer, affiliate and subsidiary that is the record owner of any Shares presently intends to hold such Shares and does not intend to tender such Shares in the Offer.  With respect to other Shares held by certain significant shareholders of the Company (as described in the notes to the table in Item 3(a)), which Shares may be deemed to be beneficially owned by certain directors of the Company, the Company has not been informed as to whether or not such shareholders intend to tender those Shares in the Offer.

Item 5.           Persons/Assets, Retained, Employed, Compensated or Used.

Except as set forth below, neither PT nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of PT concerning the Offer.

PT has retained Banco Espírito Santo de Investimento, S.A., Citigroup Global Markets Limited, Merrill Lynch International and Goldman Sachs International as its independent financial advisors in connection with, among other things, PT’s analysis and consideration of, and response to, the Offer.  In addition, PT’s subsidiary PTM has retained Morgan Stanley & Co. Limited and UBS Limited as its independent financial advisors in connection with, among other things, PTM’s analysis and consideration of, and response to, Sonaecom’s tender offer for the outstanding ordinary shares of PTM.  PT and PTM, respectively, have agreed to pay each of these advisors a reasonable and customary fee for such services.  PT and PTM have also agreed to reimburse each of these advisors for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement.  Certain of PT’s and PTM’s financial advisors have provided and may continue to provide financial structuring and lending services to one or more third parties regarding possible alternative transactions, for which they may also receive fees and other compensation from such third parties.  In addition, each of Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. Limited and UBS Limited has been appointed by PT, if requested by the Board, to undertake a study with a view to providing an opinion to the Board of PT with respect to the fairness, from a financial point of view of the Offer consideration.

PT has retained Financial Dynamics as its financial public relations advisors in connection with the Offer.  Financial Dynamics will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement.  In addition, PT has agreed to indemnify Financial Dynamics against certain liabilities relating to, or arising out of, the engagement.  PT has retained MacKenzie Partners, Inc. as its U.S. information agent in connection with the Offer.  MacKenzie Partners, Inc. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement.

Item 6.           Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the past 60 days by PT or, to the best of PT’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.           Subject Company Negotiations.

On August 3, 2006, PT’s board of directors approved an increase in the proposed shareholder remuneration for the 2006-2008 period from €3.0 billion to €3.5 billion in the form of (1) the ordinary dividend per share of €0.475 for 2005 previously approved by the shareholders on April 21, 2006, (2) an extraordinary cash return of €1.9 billion, or €1.75 per ordinary share, within the next 12 months and (3) the continuation of its current dividend policy in the coming years.  The proposal for an extraordinary cash return will be submitted to an extraordinary general meeting of PT’s shareholders following the expiration or lapse of the Offer and must be approved by a simple majority of the votes cast.

Also on August 3, 2006, the board of directors approved the distribution of PT’s 58.43% interest in PTM to all PT shareholders by way of a dividend in kind.  In this spin-off, PT shareholders are expected to receive 4 PTM shares for each 25 PT Shares owned.  The proposal to spin off PTM will be submitted to an extraordinary general meeting and must be approved by a simple majority of the votes cast should such extraordinary general meeting be held after the Offer has expired or lapsed. In addition, on or before the date of the completion of the spin-off, PT is expected to send its U.S. shareholders an information statement describing the spin-off in further detail.

Under Article 182 of the Portuguese Securities Code, after becoming aware of the offeror’s decision to launch a tender offer for more than one-third of the shares of a target company, management of the target company may not take actions that materially affect the financial position of the target company and which may significantly affect the objectives announced by the offeror, apart from the normal day-to-day management of the company.  However, Article 182 permits a target company from taking actions authorized by a resolution of a general assembly of the shareholders in accordance with that article.  Within the guidelines of the Portuguese Securities Code, PT has considered, and will continue to consider, any permissible alternatives to the Offer that may be in the best interests of its shareholders and the long-term financial strength and strategic position of PT.

PT has entered into and may continue to enter into confidentiality agreements and has supplied and may continue to supply confidential information to one or more third parties prior to entering into negotiations with such third parties regarding strategic alternatives to the extent permitted by applicable law.

Other than as set forth above, as of the date of this Statement, there are no negotiations in response to the Offer that relate to a tender offer for, or other acquisition of, PT’s securities, and there are no plans, proposals or negotiations that relate to or would result in a merger, reorganization or liquidation of PT or its subsidiaries, any purchase, sale or transfer of a material amount of assets of PT or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of PT or any transaction, board resolution, agreement in principle or signed contract in respect thereof.

Item 8.           Additional Information.

(1)    Tender Offer for PTM

PT owns 58.43% of the outstanding ordinary shares of PTM. Concurrently with its announcement of the Offer, Sonaecom announced a tender offer for all the outstanding ordinary shares of PTM, which offer will be commenced simultaneously with the Offer.  In fact, if Sonaecom acquires at least 50.01% of the ordinary shares of PT in the Offer and consequently owns more than half of the voting rights of PTM (and for purposes of this calculation under the Portuguese tender offer rules, limitations on the counting of voting rights contained in a company’s bylaws are not taken into account), Sonaecom is required under the Portuguese Securities Code to launch a tender offer for the remaining ordinary shares of PTM not owned by PT.  Based on Sonaecom’s announced offer price of €9.03 per ordinary share of PTM, Sonaecom would be required to pay approximately €1,160 million to acquire all of the outstanding share capital of PTM not currently owned by PT.

(2)   Covenants in Debt Agreements

PT and its affiliates are parties to certain bank loans and other financing arrangements which may be accelerated if Sonaecom acquires control of PT pursuant to the Offer.  Approximately €902 million in indebtedness as of September 30, 2006 (not including €390 million in exchangeable bonds, which were repaid on December 6, 2006) would be subject to acceleration upon a change in control of PT, including the loans from the European Investment Bank (the “EIB loans”) described in Item 5 of PT’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “Form 20-F”).

Moreover, the agreements governing the EIB loans (€709 million outstanding as of September 30, 2006) and a €100 million standby credit facility (no amounts outstanding as of September 30, 2006) contain restrictions on the sale of a significant portion of PT’s assets.  In addition, under PT’s €500 million standby credit facility (€40 million outstanding as of September 30, 2006), PT must, directly or indirectly, maintain majority ownership and control of each of its material subsidiaries, which are those companies whose total assets or revenues equal or exceed 10% of PT’s consolidated assets or revenues, as the case may be.  These provisions could be triggered as a result of Sonaecom’s planned asset divestitures or could require negotiations with the lenders regarding waivers.  Furthermore, under the terms and conditions of the €7,500,000,000 Global Medium Term Note Programme (the “Programme”) of Portugal Telecom International Finance B.V., a wholly owned subsidiary of PT, the acceleration of any debt of PT in the amount of at least U.S.$20 million due to an event of default under that debt constitutes an event of default under the Programme.  There was €2,879.5 million of debt outstanding under the Programme as of September 30, 2006.

In addition, PT’s €500 million standby credit facility and availability under a €150 million standby credit facility (no amounts outstanding as of September 30, 2006) require that PT maintain a ratio of net debt to EBITDA (each as defined in the applicable agreement) of no more than 3.5 to 1.0, and PT’s €100 million standby credit facility requires a net debt to EBITDA ratio of no more than 4.0 to 1.0.  As of September 30, 2006, this ratio stood at 1.8 to 1.0.  If Sonaecom significantly increases the leverage of PT in order to fund the Offer, these provisions could be triggered. Moreover, the cost of funds under the €500 million standby credit facility and another €150 million standby credit facility (€145 million outstanding as of September 30, 2006) could increase if the net debt to EBITDA ratio increases to more than 2.5 and 2.25, respectively.

(3)   Strategic Alliances with Change of Control Provisions

Portugal Telecom is also party to two strategic alliances with the Telefónica Group of Spain relating to telecommunications services in Brazil and in Morocco.  The Brasilcel N.V. joint venture, which operates under the name “Vivo”, is the leading mobile telecommunications operator in Brazil, based on active mobile telephones at November 30, 2006, and Medi Telecom, S.A. (“Meditel”) is the

second largest mobile operator in Morocco.  The agreements entered into between the parties to those strategic alliances include change of control provisions that Portugal Telecom believes would be triggered by the consummation of the Offer.

Vivo

Portugal Telecom is party to a Shareholders’ Agreement relating to Vivo, dated as of October 17, 2002, among Portugal Telecom, PT Móveis, SGPS, S.A. (a subsidiary of Portugal Telecom), Telefónica Móviles, S.A. (which has merged with and into Telefónica, S.A. (“Telefónica”)) and Brasilcel N.V. (“Brasilcel”), as amended and restated as of September 21, 2005.

The agreement states, among other things, that in the event of a change of control of either Portugal Telecom or Telefónica, the unaffected party shall have the right to sell the shares that it owns in Brasilcel to the affected party at a value determined pursuant to an independent appraisal.  A change of control occurs if 15% or more of the voting rights of Portugal Telecom or Telefónica S.A. are acquired by another telecom operator not acting in concert with the other party, if a corporate transaction is affected by virtue of which the voting share capital of Portugal Telecom or Telefónica is at least doubled and there is a change in the majority of the board of directors of that party or, in the case of any entity or affiliate of the Portugal Telecom or Telefónica group that holds an interest in Brasilcel (other than Portugal Telecom and Telefónica), if the majority of the voting rights of that entity or affiliate is transferred to another telecom operator and there is a change in the majority of its board of directors.  A more complete summary of the Brasilcel Shareholders’ Agreement is contained in the Form 20-F, and the agreement was filed as an exhibit to the Form 20-F.

Meditel

Portugal Telecom International, SGPS, S.A. (“PTI”), a subsidiary of Portugal Telecom, is party to a Shareholders’ Agreement, dated as of April 16, 1999, among the Banque Marocaine du Commerce Exterieur group (Banque Marocaine du Commerce Exterieur, Royale Marocaine d’Assurances and Al Wataniya), Holdco, S.A., Telefónica Intercontinental, S.A. (“TCSI”) and PTI.

Under the agreement, in the case of a change of control in any party, the remaining parties will have a call option on the shares of that party at fair market value minus 10%. If such a request is presented by more than one party, the acquisition of the shares held by the party affected by the change of control shall be made pro rata.  A change of control occurs in the event of (a) a direct or indirect acquisition of a controlling interest (an interest which provides the power to, directly or indirectly, direct or cause the direction of the management and policies of another entity, whether by voting rights, any agreements or otherwise) in a party by any third party or group of connected third parties not having control of that party at the date of the Agreement or (b) an acquisition, by a direct or indirect competitor of PTI or TCSI, of a controlling interest in Portugal Telecom or Telefónica (under the terms described in (a) above), respectively.

*              *              *

The Information Agent for the U.S. Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect (212) 929-5500

or Call Toll-Free (800) 322-2885

E_mail: tenderoffer@mackenziepartners.com

January 19, 2007